Green Brick Partners, Inc.

2805 Dallas Parkway, Suite 400

Plano, Texas 75093

December 2, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Ruairi Regan, Staff Attorney

Re:	Green Brick Partners, Inc.
Registration Statement on Form S-3
File No. 333-250977

Dear Mr. Regan:

Green Brick Partners, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement, as amended, so that it may become effective at 12:00 p.m. Eastern Standard Time on December 4, 2020, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the Company’s legal counsel, Kara L. MacCullough, Esq., at (954) 768-8255.

Very truly yours, Green Brick Partners, Inc.

By:	/s/ Richard A. Costello
Name:	Richard A. Costello
Title:	Chief Financial Officer

cc:	Kara L. MacCullough, Esq.

Greenberg Traurig, P.A.